Vestech Securities Inc.

2026

FINANCIAL STATEMENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vestech Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2026. In my opinion, the statement of financial condition presents fairly, in all material aspects, the financial position of Vestech Securities, Inc. as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of Vestech Securities, Inc.'s management. My responsibility is to express an opinion on Vestech Securities, Inc.'s statement of financial condition based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Vestech Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 9, 2026

VESTECH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2026

ASSETS	
CURRENT ASSETS	
Cash	$ 580,314
Deposit with clearing organization	50,917
Commissions receivable	55,165
Prepaid expenses	34,648
Right of use lease asset	6,693
TOTAL CURRENT ASSETS	727,737
PROPERTY AND EQUIPMENT, net of accumulated depreciation	-
OTHER ASSETS	
Right of use lease asset – non-current	-
Security deposit	2,000
TOTAL OTHER ASSETS	2,000
TOTAL ASSETS	**$ 729,737**
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued salaries and commissions payable	101,400
Accounts payable	6,428
Lease obligation payable	6,693
TOTAL CURRENT LIABILITIES	114,521
LONG-TERM LIABILITIES	
Lease obligation payable	-
STOCKHOLDER'S EQUITY	
Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)	35,000
Paid-in capital	61,002
Retained earnings	519,214
TOTAL STOCKHOLDER'S EQUITY	615,216
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 729,737**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.